Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

                                     ntl and Telewest:
Creating the Triple Play Champion

October 3, 2005

Forward-Looking Statements

Certain statements in this document regarding the proposed transaction between ntl
    Incorporated ("ntl") and Telewest Global, Inc. ("Telewest"), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest's or ntl's future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995.  When used in this document, the words "believe", "anticipate", "should", "intend", "plan", "will",
    "expects", "estimates", "projects", "positioned", "strategy", and similar expressions or statements that are not historical facts, in each case as they relate to ntl and
    Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein,  please refer to our most recent Form 10-K, 10-Q and 8-K reports.

James Mooney
Chairman

Compelling Strategic Rationale

Building a Leader

- Transforming the scale and competitiveness of UK Cable
  - 2nd largest communications company in the UK
  - Approximately 5 million customers
  - £3.4bn in revenues and £1.2bn in OCF(1) (LTM)(2)
- Focus on product differentiation and innovation
  - Service packages
  - National reach / off-net
- Triple Play champion with cable footprint over more than 50% of UK households
  - Enhanced ability to compete nationally with Sky, Freeview, BT
- Access to content
  - Strengthening cable's position in multichannel TV market place

Driving Value

- Commitment to deliver synergies with NPV of approximately £1.5bn
  - Eliminate duplicated activities
  - Enhanced scale for more effective operations, marketing and product development
- Significantly cash accretive

(1) Defined as operating income before depreciation, amortization and other charges.
(2) Twelve months ended 30th June 2005.

4

ntl: Telewest

Transaction Summary

Terms

- Telewest shareholders to receive for each share, $16.25 in cash and 0.115 ntl share in stock, for a total consideration of $4.1bn in cash and $1.9bn in stock
- Cash / stock mix approximately 68% / 32%
- Telewest shareholders to own approximately 25% of enlarged ntl

Financing

- Financing fully committed
- Cash portion financed by existing cash and additional debt of c.£1.8bn
- Refinancing of existing ntl and Telewest senior credit facilities

Conditions

- Shareholder approvals
- Satisfactory regulatory outcome
- Other customary conditions

Expected Timeline

- Telewest and ntl shareholder approvals
- Regulatory process
- Transaction closing

3 – 6 months

5

ntl: Telewest

UK Cable: Board and Management

Governance Considerations

   New board composition
   All existing ntl directors
   Two Telewest directors
   US style board with appropriate independent committees
   Adherence to best practice in corporate governance
   Focus on shareholder value

Key Positions

   James Mooney - Chairman(1)            ntl
   Anthony Stenham - Deputy Chairman(1) Telewest
   Simon Duffy - President and CEO(1)       ntl
   Neil Berkett - COO                    New
   Jacques Kerrest - CFO                          ntl
   Neil Smith - Deputy CFO               Telewest
   Howard Watson - CTO                            Telewest
   Stephen Upton - Head of Networks        ntl
   Michael Riddle - CIO                  New

(1)   Office of the Chairman.

UK Cable: Pro Forma Profile
Enhanced Scale Underpins Strong Cash Flow Conversion

(1)   As per financials restated for sale of Ireland and Broadcast, for last twelve months ending 30th June 2005.
(2)   Operating income before depreciation, amortization and other charges.
(3)   Sit-up results have been consolidated from 12th May 2005 onwards.
(4)   Not adjusted for Intercompany amounts or other adjustments that will be reflected in pro forma financial statements included in the
    merger joint proxy statement/prospectus. Not adjusted for potential accounting policy differences between ntl and Telewest.

UK Cable: Leading Combination of Scale, Capability and Services

Undecided
Low competitive position
Average competitive position
Strong competitive position

ntl Evolution

Restructure Balance Sheet & Corporate Portfolio	Restructure Operations & Improve Efficiencies	Drive Customer Value	Leverage Scale	Next Steps
➢ Rights offering and refinancing ➢ Sale of Broadcast and Ireland ➢ Interest expense halved ➢ Leverage more than halved ➢ Debt maturity extended by 5 years	➢ Call centres: 13 to 3 ➢ Billing systems: 12 to 3 ➢ 3,000 headcount reduction ➢ Single national structure ➢ OCF(1) margins improved from 28% to 34%(2)	➢ Marketing focus on triples ➢ 25% triple play, and growing ➢ 15% triples at point of sale, and growing ➢ Enhance product offerings ■ VOD ■ 10 MB BB ■ Ethernet	➢ Focus on cable ➢ Telewest acquisition ➢ ≈ 5m customers and ≈ 10m RGUs ➢ Leading triple play service provider in UK	➢ PVR ➢ HDTV ➢ VoIP ➢ Mobility ➢ Off-net ➢ Content

(1) Defined as operating income before depreciation, amortization and other charges.
(2) From Q1 2003 to Q2 2005.

9

ntl: Telewest

Simon Duffy
President and CEO

UK Cable: Preparing the Platform for Growth

Key Priorities to Date
ntl

   Resolving legacy issues
   Integrating systems, call centers, etc.
                                          Telewest
   Focussing on triple play
   Marketing and product development
                                          UK Cable
   Completing corporate restructurings
   Driving next generation platforms and  functionality

Recent RGU Development (millions)

UK Cable: Combination Achieves Critical Mass

ntl(1)      Telewest(1) UK Cable    Comments
Homes Marketable ('000) 7,923 4,698 12,621      52% penetration
                              of total UK
Customers ('000)  3,056 1,837 4,893 39% of homes
                              marketable
RGU's ('000)
      TV    1,962 1,332 3,294 26% penetration
      Telephony   2,593 1,689 4,282 34% penetration
      Broadband   1,409 853   2,261 18% penetration
      Total 5,964 3,874 9,837 2.01 RGUs/
                              Customer
% Triple-Play           25.4%      32.8%       28.2%
Customer ARPU     L39.81      L44.86      L41.71(2)

LTM(3) Business revenues (Lm) 460   250   710   #3 Player

(1)   As per reported KPI's for Q2 2005. On-net only for ntl.
(2)   Weighted average using the respective number of customers for Q2 2005.
(3)   Twelve months ended 30th June 2005. Not adjusted for Intercompany amounts or other adjustments that
    will be reflected in pro forma financial statements included in the merger joint proxy statement/prospectus.
    Not adjusted for potential accounting policy differences between ntl and Telewest.

Changing the Competitive Landscape

Product

Consumer Broadband
#1

Pay TV
#2

Fixed Telephony
#2

Market Position (Subscribers)

Product Strategy

   Strategic driver
   Unique capabilities
   HFC and DSL

   VOD, PVR, HDTV
   Strategic content asset

   Talk plans
   New products
   VoIP and Mobility

(1)   Includes Virgin.net.
(2)   On-net only.

Content:  A Strategic Asset to Reposition TV

Rationale

   Strengthens cable's position in the multi-channel TV market place
   Unique portfolio of profitable basic tier channels with 8.6% share of commercial impacts in H1 2005

Options

   Retain 100% ownership
   Strategic partnerships
   Partial divestment for potential deleveraging

Business:  # 3 Competitor with Next Generation Network

Priorities

   Most profitable alternative business operator
|X|   Utilizing off-peak network capacity
|X|   Leverage local loop
|X|   Focus on on-net traffic, data and value-added services
|X|   Selective approach, not everything to everyone
   A key strategic asset in industry consolidation

2004A Revenues (Lm)

(1)   ntl's estimate of BT's Business, Major Corporate and Wholesale revenue for UK only
    (FYE 31st March 2005).
(2)   On-net only for ntl.
(3)   As reported for North Region, consisting of Belgium, Denmark, Ireland, Netherlands,
    Sweden and UK.

Significant Value Creation from Tangible Synergies

Synergies

Implementation

Targets

Area

Drivers

   Reduction of interconnect charges and programming costs

   Scale benefits and best practices
   Consolidation of central functions

   Consolidation of infrastructure, systems and platforms

   Procurement savings
   Single core network
   Single product deployments

   Gross synergies expected to be realised from 2006 onwards, achieving run rate by end of 2008
   Well-developed implementation plan
   Anticipated implementation costs of L250m 2006 - 2008

   Cash synergies run-rate exiting 2008 of approximately L250m
   OCF(2) margins of over 40%

(1)   After implementation costs.
(2)   Defined as operating income before depreciation, amortization and other charges.

Strong Cash Flow Generation Supports New Capital Structure

                                   Pro Forma Net Debt(1)

                                Pro Forma Net Debt / OCF(1)

   New financing fully committed

   UK Cable capital structure post-transaction contemplates L5.9bn of gross debt and
     L5.7bn of net debt (including L0.1bn of capital leases)
|X|   L3.2bn senior UK facilities (existing facilities refinanced)
|X|   Existing L0.8bn subordinated ntl UK bond
|X|   New L1.8bn subordinated US bond
|X|   L0.2bn excess cash

   Medium-term capital structure target of 3-4x net debt / OCF(1)

(1)   ntl net debt as at Q2 2005 is calculated after the July 2005 L23m reduction to
    Tranche A term loan and FRN redemption
(2)   Defined as operating income before depreciation, amortization and other charges.

Operating Priorities: Synergy Delivery and
Best Practice Implementation

Products

   Focus on product and service differentiation and innovation
   Reposition TV offering through VOD, PVR, HDTV and content
   Maximise broadband advantage

Marketing

   Reinvigorate marketing
   Focus on triple play

Revenue

   Maximise revenue growth and customer lifetime value through ARPU improvement, RGU growth and churn reduction
   Data products to accelerate growth in business division

Operations

   Pursue scale benefits
   Optimise platforms, systems and processes
   Deliver synergies
   Focus on customer service

Investments and Development

   Customer-driven
   IP convergence: a single network platform for all new services: VoIP, personalised video, MPLS VPNs, teleworking, etc.
   Mobility: personalised to user rather than premise - remote access and control, mobile working, etc.

Creating the Triple Play Champion

Compelling Strategic Rationale

   Transforming the scale and competitiveness of UK Cable
   #1 or #2 in each Consumer sector and #3 in Business

Substantial Value Creation

   Run-rate cash synergies of around L250m
   NPV of synergies approximately L1.5bn
   Clear implementation plan
   Improved capital structure

Strongly Positioned for the Future

   Unique network capability
   Access to content
   Triple play leadership
   Product differentiation and innovation
   Targeted service packages

Additional Information and Where to Find it

This filing may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest.  In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission
    (the "SEC").  INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ
    THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE
    SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT
    INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest.  Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC's web site at http://www.sec.gov .  Free copies of the joint proxy statement / prospectus, when it becomes available, and each company's other filings with the SEC may also be obtained from the respective companies.  Free copies of ntl's filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New
    York 10022, Attention: Investor Relations.  Free copies of Telewest's filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street,
    London W1W 5QA, United Kingdom, Attention: Investor Relations.
    This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
    Participants in the Solicitation
    ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl's directors and executive officers is available in ntl's proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest's directors and executive officers is available in Telewest's proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on
    April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Calculation of Combined Revenue and OCF(1)

The statements of combined revenues and OCF in this release are estimates and have been calculated by adding similar category information derived from the companies' separate filings with the Securities and Exchange Commission for each of their past four fiscal
    quarters.   This data has not been adjusted to reflect, for example, inter-company amounts, differences in accounting policies or other matters.  Consequently, this measurement method may result in amounts that differ from those that the companies or the combined company may use in the future

(1)   Defined as operating income before depreciation, amortization and other charges.

  ntl and Telewest:
Creating the Triple Play Champion

October 3, 2005